UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 16, 2023

World Wrestling Entertainment, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-16131	04-2693383
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1241 East Main Street, Stamford, CT	06902
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (203) 352-8600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.01 per share	WWE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously disclosed, on April 2, 2023, World Wrestling Entertainment, Inc. (the “Company”) entered into a Transaction Agreement (the “Transaction Agreement”), by and among the Company, Endeavor Group Holdings, Inc. (“Endeavor”), Endeavor Operating Company, LLC, Zuffa Parent, LLC (“HoldCo”), New Whale Inc. (“New PubCo”) and Whale Merger Sub Inc. pursuant to which, among other things, Endeavor and the Company agreed to combine the businesses of HoldCo and the Company. New PubCo will be renamed “TKO Group Holdings, Inc.” immediately following the completion of the Transactions, including the Merger. All defined terms used that are not otherwise defined herein have the meanings ascribed to such terms in the Transaction Agreement.

The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the Transactions expired at 11:59 p.m., Eastern Time, on June 16, 2023.

In addition, as of this filing, all required foreign regulatory approvals have been obtained.

The consummation of the Transactions remains subject to other customary closing conditions specified in the Transaction Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2023	WORLD WRESTLING ENTERTAINMENT, INC.

	By:	/s/ JAMES W. LANGHAM
James W. Langham
SVP, Deputy General Counsel and Assistant Secretary